Exhibit 99.1

Organigram and Canndoc Sign International Strategic Agreement

Organigram to supply Israeli leader Canndoc with up to 6,000kg of dried flower in multi-year strategic agreement; Organigram’s largest international deal to date

MONCTON, New Brunswick--(BUSINESS WIRE)--June 9, 2020--Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, today announced that it has entered into a multi-year agreement for supply of dried flower to one of Israel’s largest and most established medical cannabis producers, Canndoc Ltd. (“Canndoc”), a subsidiary of InterCure Ltd. (TASE: INCR/INCR.TA).

Canndoc has been a pioneer in pharmaceutical-grade cannabis for more than 12 years. Its GMP-approved medical cannabis products are sold in pharmacies in Israel, and it holds international cultivation and distribution agreements in the European Union and Canada.

Under the terms of Organigram’s supply agreement with Canndoc (the “Agreement”), the Company will provide a guaranteed 3,000 kg of high quality, indoor-grown dried flower product to Canndoc by December 31, 2021 for processing and distribution into the Israeli medical market, and may provide an additional 3,000 kg during the same time period at Canndoc’s option, subject to certain conditions. The agreement provides for a tiered pricing scheme and the exact value will vary depending on factors such as potency and product mix. The Agreement also contemplates, among other things, an opportunity for Organigram to launch branded medical products with Canndoc in the Israeli and EU markets, and grants exclusivity and related rights to Canndoc within the Israel market for a period of approximately 7.5 years. Activities under the Agreement are subject to compliance with all applicable laws, including receipt of all requisite approvals from Health Canada, the Israeli Ministry of Health, and any other applicable regulatory authorities.

“Success in international cannabis markets requires a disciplined assessment of opportunities and the identification of strong, world-class partners,” says Greg Engel, CEO, Organigram. “For this reason, we are proud to work with Canndoc, a company who we believe shares both our focus on the production of high-quality products and deep commitment to helping patients around the world.”

Israel’s ongoing commitment to clinical cannabis research and product innovation has helped it establish its growing reputation as a global leader in the area.

While research of cannabis for medical use has been legal in Israel since 1973, the Government of Israel only recently approved the export of medical cannabis in January 2019. Cannabis innovators such as Canndoc are now looking at taking advantage of both a rapidly expanding domestic market and what is generally considered a vast export market.

“Driven by the mission of meeting patients’ needs and improving their quality of life, we are pleased and proud to work with Organigram to help achieve better patient health and treatment outcomes in Israel, as well as other countries that recognize the value of these medicines for people in need,” says Ehud Barak, Chairman, former Israeli Prime Minister and Chairman of the Canndoc Board of Directors.

“While we have been one of the suppliers for the Australian medical cannabis market for more than two years, the agreement with Canndoc represents an important, significant leap into the global cannabis marketplace for Organigram, allowing us to support not only medical cannabis patients in Israel but also potentially in the other major international markets that Canndoc serves,” says Engel.

About InterCure and Canndoc

InterCure (TASE: INCR) is the first public company on the Tel Aviv Stock Exchange to hold a valid and permanent license for the medical cannabis value chain through its 100% ownership in Canndoc. Canndoc is a GMP medical cannabis producer. Licensed by the Israeli Ministry of Health since 2008, Canndoc is a leading pioneer in the research, cultivation, production and distribution of pharma-grade cannabis-based products to patients, hospitals, pharmacies, research and governmental organizations.

Through its strategic exclusive collaboration with world leaders, distribution agreement with SLE (100% owned by Teva Pharmaceutical Industry) and long term sales agreements, Canndoc is well-positioned as a leading and significant player in pharma-grade medical cannabis in Israel, Europe and the United Kingdom.

Visit https://www.canndoc-pharma.com/

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Trailer Park Buds, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that change actual supply quantities; risks associated with international jurisdictions including regulatory risk; receipt of any required permits or approvals from Health Canada; the Israeli Ministry of Health and other authorities; general market conditions; currency fluctuation; counterparty credit risks and general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653

For Canndoc Investor Relations and media enquiries, please contact:
Eran Gabay
Vice President, Investor Relations
Office@canndoc-pharma.com
(972) 54-246-7378